TRINITY BIOTECH PLC
IDA Business Park
Bray, Co. Wicklow
Ireland
Tel: 011 353 1 276 9800

May 20, 2005

BY FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. Dan Greenspan, Esq.

          Re:      Trinity Biotech plc
                      File No. 333-124385

Dear Mr. Greenspan:

     On behalf of our company, I request that the above referenced Registration Statement be declared effective by the Securities and Exchange Commission at 3:00 p.m. on May 20, 2005. Management of our company is aware of their responsibilities under the Securities Act of 1933 as they relate to the disposition of the securities covered by the above referenced Registration Statement. We hereby acknowledge that:

     (i)    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (iii)    the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Rory Nealon
Rory Nealon
Chief Financial Officer